SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 12, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner communications announces the receipt of a temporary allocation of spectrum bands in the 700 Mhz frequency band

PARTNER COMMUNICATIONS ANNOUNCES THE RECEIPT OF A
TEMPORARY ALLOCATION OF SPECTRUM BANDS IN THE 700 MHz
FREQUENCY BAND

ROSH HA'AYIN, Israel, July 12, 2018 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, that the Ministry of Communications has temporarily allocated to the Company spectrum bands in the 700 MHz frequency band for the use of advanced LTE technologies, subject to the Company's commitment to comply with all the terms of the temporary allocation ("Temporary Allocation").

The Temporary Allocation will enable the Company to prepare for use of the 700 MHz frequency band, for the provision of advanced MRT services and to streamline the adaptation of the relevant technology. In addition, the said use will enable the Company to improve the quality and coverage of the cellular service it provides to its subscribers.

The Temporary Allocation shall expire in one of the following circumstances: (i) 60 days after the announcement of the tender winners for advanced MRT services that the Ministry of Communications is currently formulating ("Tender"); (ii) insofar as the Company shall win the Tender; (iii) insofar as the Company will not make use of the frequencies of the Temporary Allocation within 90 days of the allocation date; and (iv) 60 days after receipt of notice of cancellation by an authorized entity.

Partner uses a joint radio network with Hot Mobile Ltd., through the joint venture P.H.I. Networks (2015) LP, in accordance with the network sharing agreement between the two companies.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: July 12, 2018